

January 27, 2021

Via E-mail
Scott B. Crofton, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004

> **Re:** **Navistar International Corporation**
> **Amendment No. 1 to Schedule 13E-3 filed by Navistar International**
> **Corporation et al.**
> **Filed January 21, 2021**
> **File No. 005-39182**
>
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed January 21, 2021 by Navistar International Corporation**
> **File No. 001-09618**

Dear Mr. Crofton:

The staff in the Office of Mergers and Acquisitions has reviewed the filings referenced above. We have the following comment.

Preliminary Proxy Statement on Schedule 14A
Certain Company Forecasts, page 80

1. Refer to prior comment 4. As discussed by phone on January 26, 2021, please revise to summarize the discussion materials prepared by management regarding potential synergies in your proxy statement. Refer to Item 1015 of Regulation M-A.

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Please direct any questions to me at (202) 551-7951.

Sincerely,

/s/ Joshua Shainess

Joshua Shainess
Special Counsel
Office of Mergers and Acquisitions